UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CSG Systems International, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
126349109
(CUSIP Number)
November 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	126349109

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,720,000**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,720,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,720,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

CUSIP No.	126349109

1	NAMES OF REPORTING PERSONS North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,720,000**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,720,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,720,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

CUSIP No.	126349109

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,720,000**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,720,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,720,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

CUSIP No.	126349109

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,720,000**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,720,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,720,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

CUSIP No.	126349109

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,720,000**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,720,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,720,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of both the GP and the Investment Manager. The GP is the general partner of each of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of Common Stock, Par Value $0.01 Per Share (the “Common Stock”), of CSG Systems International, Inc., a Delaware corporation (the “Issuer”), held by the Master Fund.

Item 1(a)	Name of Issuer.
CSG Systems International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
9555 Maroon Circle
Englewood, CO 80112

Item 2(a)	Name of Person Filing.
(1)	North Run Capital, LP

(2)	North Run GP, LP

(3)	North Run Advisors, LLC

(4)	Todd B. Hammer

(5)	Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

Item 2(c)	Citizenship or Place of Organization.
(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run GP, LP is a Delaware limited partnership.

(3)	North Run Advisors, LLC is a Delaware limited liability company.

(4)	Todd B. Hammer is a U.S. citizen.

(5)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.
Common Stock, Par Value $0.01 Per Share.

Item 2(e)	CUSIP Number.
126349109

Item 4	Ownership.
(a)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 1,720,000 shares of Common Stock.

(b)
North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 5.1% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,720,000 by 33,895,246, which is the number of shares of Common Stock outstanding as of November 3, 2011, according to the Issuer’s Form 10-Q filed on November 8, 2011 with the Securities and Exchange Commission.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 1,720,000 shares of Common Stock beneficially owned.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Investors in the funds identified in the introduction hereto have an indirect interest in dividends and/or sale proceeds of the Common Stock held by the Master Fund. The Reporting Persons do not know of any single investor with an interest, directly or indirectly, of more than 5% of the Common Stock.

Item 10	Certification.
By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 24-1
Power of Attorney of Thomas B. Ellis, dated December 11, 2009.
Exhibit 24-2
Power of Attorney of Todd B. Hammer, dated December 11, 2009.
Exhibit 99-1
Joint Filing Agreement, dated December 2, 2011, between North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 2, 2011

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC its general partner

	By:	*

Name: Thomas B. Ellis
Title: Member

and

	By:	*

Name: Todd B. Hammer
Title: Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC its general partner

	By:	*

Name: Thomas B. Ellis
Title: Member

and

	By:	*

Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	*

Name: Thomas B. Ellis
Title: Member

and

By:	*

Name: Todd B. Hammer
Title: Member

*

Thomas B. Ellis

*

Todd B. Hammer

* By	/s/ SARAH L. FILION

Sarah L. Filion, Attorney-in-Fact Pursuant to Powers of Attorney filed as exhibits hereto

EXHIBIT 24-1
POWER OF ATTORNEY
I hereby constitute and appoint Sarah L. Filion, as my true and lawful attorney-in-fact to:
(1)
execute for and on my behalf, in my capacity as a member of North Run Advisors, LLC and in my individual capacity, statements of beneficial ownership required to be filed with the Securities and Exchange Commission on Schedule 13G, together with any amendments thereto and all joint filing agreements filed therewith, by North Run Capital, LP, North Run GP, LP, North Run Advisors, LLC, and me, individually, pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

(2)
do and perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute and timely file any such Schedule 13G, and any amendments thereto and other forms or agreements associated therewith, with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be to my benefit, in my best interest, or that I am legally required to do, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

I hereby grant to such attorney-in-fact full power and authority to do and perform any and every act requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
This Power of Attorney shall remain in full force and effect until the persons identified in clause (1) above are no longer required to file statements of beneficial ownership on Schedule 13G, unless I earlier revoke it in a signed writing delivered to the attorney-in-fact.
IN WITNESS WHEREOF, I have caused this Power of Attorney to be executed as of this 11th day of December, 2009.

/s/ THOMAS B. ELLIS Signature

Thomas B. Ellis Name (printed)

EXHIBIT 24-2
POWER OF ATTORNEY
I hereby constitute and appoint Sarah L. Filion, as my true and lawful attorney-in-fact to:
(1)
execute for and on my behalf, in my capacity as a member of North Run Advisors, LLC and in my individual capacity, statements of beneficial ownership required to be filed with the Securities and Exchange Commission on Schedule 13G, together with any amendments thereto and all joint filing agreements filed therewith, by North Run Capital, LP, North Run GP, LP, North Run Advisors, LLC, and me, individually, pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

(2)
do and perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute and timely file any such Schedule 13G, and any amendments thereto and other forms or agreements associated therewith, with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be to my benefit, in my best interest, or that I am legally required to do, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

I hereby grant to such attorney-in-fact full power and authority to do and perform any and every act requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
This Power of Attorney shall remain in full force and effect until the persons identified in clause (1) above are no longer required to file statements of beneficial ownership on Schedule 13G, unless I earlier revoke it in a signed writing delivered to the attorney-in-fact.
IN WITNESS WHEREOF, I have caused this Power of Attorney to be executed as of this 11th day of December, 2009.

/s/ TODD B. HAMMER Signature

Todd B. Hammer Name (printed)

EXHIBIT 99-1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, Par Value $0.01 Per Share, of CSG Systems International, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 2, 2011.

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC its general partner

	By:	*

Name: Thomas B. Ellis
Title: Member

and

	By:	*

Name: Todd B. Hammer
Title: Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC its general partner

	By:	*

Name: Thomas B. Ellis
Title: Member

and

	By:	*

Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	*

Name: Thomas B. Ellis
Title: Member

and

By:	*

Name: Todd B. Hammer
Title: Member

*

Thomas B. Ellis

*

Todd B. Hammer

* By	/s/ SARAH L. FILION

Sarah L. Filion, Attorney-in-Fact Pursuant to Powers of Attorney filed as exhibits hereto